Exhibit 99.1

S&P Global Ratings reviews the rating of Ecopetrol S.A. in line with the adjustment made to the Government of Colombia

Ecopetrol (BVC: ECOPETROL, NYSE: EC) reports that the rating agency S&P Global Ratings lowered the credit rating of the company inline with a downgrade of the rating of the Republic of Colombia. Ecopetrol's rating goes from BBB (negative outlook) to BBB- (stable outlook), maintaining the investment grade.

S&P Global Ratings maintained Ecopetrol´s individual credit rating (Stand - Alone / without incorporating government support) in BB +.

Bogotá D.C., December 11, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forwardlooking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements

For further information contact:

Capital Markets Manager

María Catalina Escobar

Teléfono: +571-234-5190

Correo electrónico: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Teléfono: + 571-234-4329

Correo electrónico: mauricio.tellez@ecopetrol.com.co